Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212
Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

November 7, 2014

Securities and Exchange Commission
Division of Corporation Finance
Attn: Amanda Ravitz, Assistant Director
Washington, D.C. 20549

RE:	Access US Oil & Gas, Inc.
Registration Statement on Form S-1
File No. 333-198155

Dear Ms. Ravitz:

Please find attached herewith a request for acceleration and supporting statement from Access US Oil & Gas, Inc. (the “Company”) with respect to the Registration Statement on Form S-1. The Company is requesting that the Registration Statement be declared effective on Wednesday, November 12, 2014 at 5:00 p.m. Eastern time.

Please promptly advise us if there are any issues or concerns regarding the effectiveness of the Registration Statement on Form S-1.  If there are any other questions, please let us know the same at your earliest opportunity by contacting Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338.  We look forward to the Registration Statement being declared effective, and thank you for your professional courtesy and assistance in this matter.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates